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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [x]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Taiwan Equity Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-08290

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application    [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

              The Taiwan Equity Fund Inc.
              c/o Daiwa Securities Trust Company
              One Evertrust Plaza
              Jersey City, New Jersey 07302
              Tel:     201-915-3650

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

              Anthony Ciavarelli
              Clifford Chance Rogers & Wells LLP
              200 Park Avenue
              New York, New York 10166
              Tel:     212-878-3295

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.


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              Judy Runrun Tu
              Daiwa Securities Trust Company
              One Evertrust Plaza
              Jersey City, New Jersey
              Tel:     201-915-3650

              State Street Bank and Trust Company
              c/o EquiServe
              150 Royall St.
              Canton, MA 02021
              Tel:     781-575-3523

8.   Classification of fund (check only one):

     [x]      Management company;

     [ ]      Unit investment trust; or

     [ ]      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]      Open-end         [x]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

              Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              Daiwa Asset Management (H.K.) Limited
              25F, One Pacific Place
              88 Queensway
              Hong Kong

              National Capital Management Corporation
              7th Floor
              57 Po Ai Road
              Taipei, Taiwan R.O.C.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:

              Not Applicable

              (a)  Depositor's name(s) and address(es)

              (b)  Trustee's name(s) and address(es)

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


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     [ ]      Yes      [x]      No

     If Yes, for each UIT state:

              Name(s):

              File No. : 811-_________

              Business Address:

15.  (a)      Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [x] Yes           [ ] No

              If Yes, state the date on which the board vote took place:

                     November 22, 1999

              If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [x] Yes           [ ] No

              If Yes, state the date on which the shareholder vote took place:

                     March 13, 2000

              If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x] Yes     [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          May 11, 2000 and June 27, 2000.

     (b)  Were the distributions made on the basis of net assets?

          [x] Yes       [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [x] Yes       [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes       [x] No


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              If Yes, indicate the percentage of fund shares owned by
              affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes      [x] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ] Yes       [x] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

          768 record shareholders.

     (b)  Describe the relationship of each remaining shareholder to the fund:

          Each shareholder currently remains a shareholder of the Fund; however, the shareholders have received distributions in complete liquidation of their interests. The Fund believes that all of its remaining assets will be necessary to discharge its remaining liabilities and expenses.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes       [x] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [x] Yes       [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          The Fund has approximately $190,530 in cash.

     (b)  Why has the fund retained the remaining assets?

          The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any contingent liabilities.

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes       [x] No


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21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [x] Yes      [ ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          As of June 28, 2000, the Fund had the following liabilities that had accrued or were expected to accrue through the date of complete winding up of the Fund:

          Legal Fees.................................................................           $26,339
          Investment Management Fees.................................................               788
          Directors' Fees and Expenses...............................................            21,750
          Reports and Notices to Shareholders........................................            16,178
          Transfer Agent's Fees and Expenses.........................................            13,465
          Administration Fees........................................................            12,500
          New York Stock Exchange Listing Fees.......................................             7,500
          Recordkeeping Fees.........................................................            40,000
          Custodian's Fees and Expenses..............................................               200
          Miscellaneous Expenses.....................................................            51,810
                                                                                            -----------
                                                                                     Total     $190,530
                                                                                            ===========

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          The Fund will use its remaining assets to pay its outstanding liabilities and expenses. See the Fund's response to question 20(b).

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i) Legal expenses:

             $40,000

        (ii) Accounting expenses:

             $4,500

       (iii) Other expenses (list and identify separately)

              Proxy Solicitation.......................................       $ 7,624
              Printing.................................................         7,847
              Miscellaneous............................................         6,240
                                                                           ----------
                                                                     Total   $ 21,711
                                                                           ==========

        (iv) Total expenses (sum of lines (i) - (iii) above):

             $66,211

     (b)  How were those expenses allocated?


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          Liquidation expenses were estimated based upon amounts invoiced in connection with liquidation and dissolution and upon discussions with the Fund's various creditors. These expenses were then deducted from the Fund's net assets.

     (c)  Who paid those expenses?

          The Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes     [x] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes     [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes     [x] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

               Not Applicable

26.       (a)  State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

               811-_______

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Taiwan Equity Fund Inc., (ii) she is the Secretary of The Taiwan Equity Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                               Signature:

                                               /s/ Judy Runrun Tu
                                               ---------------------------------
                                               Judy Runrun Tu





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